Exhibit 99.2

PRESS RELEASE

Board Composition of Sanofi

Paris, France - October 28, 2014 - Sanofi announced that Mr. Desmarest has tendered his resignation from the Board of Directors of the Company in order to focus on his role as Chairman of Total following the tragic passing of Mr. Christophe de Margerie.

The Board of Directors would like to thank Mr. Desmarest for his contribution as Director of the Company since February 2000.  Mr. Weinberg, Chairman of the Board of Directors, added “Thierry Desmarest was a key member of the Board of Directors over the last 14 years.  He played a decisive role in the Company’s every strategic move, and thanks to his experience and his vision has made an enormous contribution to our Board.”

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:
Media Relations	Investor Relations
Gregory Miley	Sébastien Martel
+ (33) 1 53 77 46 46	+ (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com